                      FORM OF PRICING RECOMMENDATION LETTER








                             Date: February __, 2001

C. Paul Sandifur, Jr., President
Metropolitan Investment Securities, Inc.
601 West First Avenue
Spokane, Washington  99201

Re:      Pricing Recommendation of Roth Capital Partners, Inc.
         Metropolitan Mortgage & Securities Co., Inc. Offering of up to $50,000,000 Variable Rate Cumulative Preferred Stock, Series G and Series H

Dear Mr. Sandifur:

         This letter will serve to confirm our engagement as a "qualified independent underwriter" as that term is defined in subparagraph (b)(15) of Rule 2720 to the NASD Conduct Rules, as amended ("Rule 2720").

         Based upon our review of the registration statement, and the performance of "due diligence" as required in subparagraph (c)(3) to Rule 2720, it appears that the price of $100.00 per share on the Variable Rate Cumulative Preferred Stock, Series G and Series H (provided that the manner in which the computation of dividends are those set forth in Schedules A and B to the Agreement to Act as "Qualified Independent Underwriter" dated January 31, 2001, which is filed as Exhibit 1.02 to the registration statement), is no higher than that which we would recommend.

         We hereby consent to the use of our name as a "qualified independent underwriter," in the Registration Statement filed by Metropolitan Mortgage & Securities Co., Inc. with respect to the above-referenced matter.

                                                     Very truly yours,

                                                     ROTH CAPITAL PARTNERS, INC.

                                                     By:________________________

CC:      National Association of Securities Dealers, Inc.